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                             August 24, 2020

       Janet H. Zelenka
       Chief Financial Officer
       Stericycle, Inc.
       2355 Waukegan Road
       Bannockburn, IL 60015

                                                        Re: Stericycle, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Form 10-Q for the
Fiscal Quarter Ended June 30, 2020
                                                            File No. 001-37556

       Dear Ms. Zelenka:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-Q for the Fiscal Quarter Ended June 30, 2020

       Part I - Financial Information
       Item 1. Financial Statements (Unaudited)
       Note 3 - Restructuring, Divestitures, and Impairments, page 14

   1. We note you completed the sale of all outstanding equity interests of your Domestic
                                                        Environmental Solutions
business on April 6, 2020 and identified the disposal group as held-for-sale as of
March 31, 2020. In your Form 10-K for the fiscal year ended
                                                        December 31, 2019, you
disclose this business generated revenue of $559.6 million,
                                                        including approximately
$100 million related to the retained business, and
                                                        had approximately 2,000
employees and 60 locations in North America. Please tell us
                                                        what consideration you
gave to presenting this divestiture as a discontinued operation in accordance with ASC
205-20-45 for the quarter ended June 30, 2020.
 Janet H. Zelenka
Stericycle, Inc.
August 24, 2020
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Brian McAllister at (202) 551-3341 or Myra
Moosariparambil at (202)
551-3796 with any questions.



FirstName LastNameJanet H. Zelenka                        Sincerely,
Comapany NameStericycle, Inc.
                                                          Division of
Corporation Finance
August 24, 2020 Page 2                                    Office of Energy &
Transportation
FirstName LastName